Exhibit 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as of April 17, 2007 (all figures are in United States dollars unless otherwise indicated)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Aber Diamond Corporation (“Aber”, or the “Company”) for the fiscal year ended January 31, 2007, and its financial position as at January 31, 2007. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the consolidated financial statements and notes thereto. Note 21 of the financial statements includes a reconciliation of Canadian GAAP net income to net income determined under generally accepted accounting principles in the United States (“US GAAP”). Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “year” refer to the fiscal year of Aber ended January 31.

The following MD&A makes reference to certain non-GAAP measures such as cash earnings and cash earnings per share to assist in assessing the Company’s financial performance. Non-GAAP measures do not have any standard meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See “Non-GAAP Performance Measures”.

Certain comparative figures have been reclassified to the current year’s presentation.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information included in this MD&A may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding projected capital expenditure requirements, estimated production from the Diavik Mine in 2007, plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Mine, future mining and processing at the Diavik Mine, the Diavik Mine’s water licence renewal, the number of expected rough diamond sales, projected sales growth and new store openings at Harry Winston, expected gross margin and expense trends in the retail segment, expected diamond prices and expectations concerning the diamond industry.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Mine, world economic conditions, the level of worldwide diamond production, the receipt of necessary regulatory permits, the expected sales mix at Harry Winston, expected salon openings and potential improvements in sourcing and purchasing polished diamonds. Specifically, in making statements concerning Aber’s projected share of the Diavik Mine capital expenditure requirements, Aber has used a Canadian/US dollar exchange rate of

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2007 FINANCIAL REPORT	PAGE 1

$0.88, and has assumed that construction will continue on schedule with respect to the A-418 dike and with respect to current underground mining construction initiatives. In making statements regarding estimated production at the Diavik Mine, future mining activity and mine plans and future rough diamond sales, Aber has assumed that mining operations and exploration activities will proceed in the ordinary course according to schedule and that the Diavik Mine’s water licence will be renewed on expected terms and conditions. With respect to statements concerning sales growth and new store openings at Harry Winston, as well as expected gross margin rates and expense trends, Aber has assumed that current world economic conditions will not materially change or deteriorate, and that Harry Winston will be able to realize improvements in sourcing and purchasing of inventory. While Aber considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, risks associated with joint venture operations, risks associated with the remote location of the Diavik Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, risks relating to the Company’s salon expansion strategy and the risks of competition in the luxury jewelry segment. Please see page 20 of this management’s discussion and analysis, as well as Aber’s current Annual Information Form, available at www. sedar.com, for a discussion of these and other risks and uncertainties involved in Aber’s operations.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Aber may elect to, it is under no obligation and does not undertake to update this information at any particular time, except as required by law.

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Summary Discussion

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (the “Diavik Mine”), located off Lac de Gras in Canada’s Northwest Territories. Aber also owns a 100% interest in Harry Winston Inc. (“Harry Winston”), the premier fine jewelry and watch retailer. Aber’s mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the Harry Winston brand. In a changing diamond market-place, Aber has charted a unique course to continue to build shareholder value.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI” — 60%) and Aber Diamond Mines Ltd. (40%) where Aber owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

Market Commentary

The Diamond Market

Rough diamond prices weakened slightly throughout fiscal 2007 for all but the highest quality diamonds, bringing prices to more normalized levels following unusually large price increases throughout fiscal 2006. The trend for higher prices on the larger, better-quality white goods continued as demand remains undersupplied.

A steady supply of polished diamonds resulted in more stable prices, creating a more favourable business environment for jewelry manufacturers. A firm holiday season in the US coupled with continuing strong demand from the Indian and Chinese retail sectors gave a boost to the polished market as the year closed and helped to alleviate a temporary oversupply of polished diamonds. This positive movement, combined with an anticipated shortage of rough, has led to increased demand and higher prices in early calendar 2007, bringing renewed momentum to the diamond market.

The Retail Jewelry Market

During the year, the broader jewelry market recovered from the softness exhibited in the first quarter of the year.  In the fourth quarter, both the broader jewelry market and the luxury segment of the market performed well, benefiting from strong holiday sales.

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CONSOLIDATED FINANCIAL RESULTS

The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended January 31, 2007 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts and where otherwise noted)

(quarterly results are unaudited)

								Unaudited		Audited
	2007	2007	2007	2007	2006	2006	2006	2006	2007	2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total

Sales	$154,328	$145,232	$139,962	$119,271	$125,891	$153,512	$115,699	$110,132	$558,793	$505,234
Cost of sales	78,559	74,636	68,458	63,845	52,782	57,641	53,065	59,119	285,498	222,607
	75,769	70,596	71,504	55,426	73,109	95,871	62,634	51,013	273,295	282,627
Selling, general and administrative expenses	38,590	33,480	27,171	27,295	36,654	24,189	22,711	23,394	126,536	106,948
Earnings from operations	37,179	37,116	44,333	28,131	36,455	71,682	39,923	27,619	146,759	175,679
Interest and financing expenses	(6,441)	(5,570)	(4,805)	(4,334)	(4,511)	(3,353)	(3,668)	(3,401)	(21,150)	(14,933)
Other income (expense)	(111)	1,764	1,805	1,623	1,767	795	885	886	5,081	4,333
Foreign exchange gain (loss)	9,831	(1,560)	2,619	(2,106)	(5,392)	(4,184)	(2,263)	496	8,784	(11,343)
Earnings before income taxes	40,458	31,750	43,952	23,314	28,319	64,940	34,877	25,600	139,474	153,736

Income taxes	13,169	13,005	9,692	(1,036)	10,534	30,775	15,400	12,412	34,830	69,121
Earnings before minority interest	27,289	18,745	34,260	24,350	17,785	34,165	19,477	13,188	104,644	84,615
Minority interest	(5)	(86)	(5)	471	2,876	423	457	(394)	375	3,362
Earnings	$27,294	$18,831	$34,265	$23,879	$14,909	$33,742	$19,020	$13,582	$104,269	$81,253
Basic earnings per share	$0.47	$0.32	$0.59	$0.41	$0.26	$0.58	$0.33	$0.23	$1.79	$1.40

Diluted earnings per share	$0.46	$0.32	$0.58	$0.40	$0.27	$0.57	$0.32	$0.23	$1.76	$1.39

Cash dividends declared per share	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.15	$1.00	$0.90
Total assets (i)	$1,288	$1,246	$1,116	$1,111	$1,044	$1,016	$928	$936	$1,288	$1,044
Total long-term
liabilities (i)	$536	$530	$460	$460	$434	$421	$378	$390	$536	$434

(i) Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments.  Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season.

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Year Ended January 31, 2007 Compared to Year Ended January 31, 2006

Net Earnings

Aber’s net earnings for the twelve months ended January 31, 2007 totalled $104.3 million or $1.79 per share (cash earnings per share of $3.18), compared to net earnings of $81.3 million or $1.40 per share (cash earnings per share of $3.57) for the prior year. During the twelve months ended January 31, 2007, the Company recorded a future income tax recovery of $17.0 million or $0.29 per share as a result of the decrease in Northwest Territories and federal corporate income tax rates and the elimination of federal surtax.

Revenue

Aber recorded sales for the fiscal year ended January 31, 2007 of $558.8 million compared to sales of $505.2 million for the prior year ended January 31, 2006. Rough diamond sales accounted for $332.6 million of these sales compared to $314.1 million for the prior year. The Company completed ten rough diamond sales during the fiscal year, consistent with the prior year.  Harry Winston sales of $226.2 million accounted for the balance, compared to $191.2 million for the prior year.

Cost of Sales

The Company recorded cost of sales of $285.5 million during the fiscal year compared to $222.6 million during the prior year. The Company’s cost of sales includes cash and non-cash costs associated with mining, sorting and retail activities. See “Segmented Analysis” on page 10 for additional information.

Selling, General and Administrative Expenses

The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs.  With the growth of the Company’s international selling activities and the underlying control infrastructure, along with the expansion of its retail salons, total SG&A expenses during the fiscal year increased relative to the prior year, a trend that is expected to continue as the Company expands its network of retail salons.

Aber incurred SG&A expenses of $126.5 million for the fiscal year, compared to $106.9 million incurred for the prior fiscal year. Included in SG&A expenses for the twelve months ended January 31, 2007 are $21.2 million for the mining segment as compared to $21.1 million for the prior fiscal year, and $105.3 million for the retail segment as compared to $85.8 million for the prior year.

The increase of $19.6 million in SG&A expenses from the prior year included an increase of $8.7 million in salaries and benefits, resulting primarily from deferred compensation expense of $6.3 million triggered by the acquisition of the remaining portion of Harry Winston, as well as the hiring of new salon personnel in connection with the opening of three new salons during the fiscal year. Also included was an increase of $7.2 million in advertising and selling expenses and $3.7 million in rent and building related expenses, primarily related to the Harry Winston growth strategy, $2.7 million in other expenses, and an increase of $1.7 million in professional fees. These increases were offset by a reversal in 2007 of a 2006 $2.2 million specific provision against accounts receivable.

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Income Taxes

Aber recorded a tax expense of $34.8 million during the twelve months ended January 31, 2007, compared to $69.1 million during the twelve months ended January 31, 2006. The Company’s effective income tax rate for the fiscal year ended January 31, 2007, excluding Harry Winston, is 25%, which is based on a statutory income tax rate of 37% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact of foreign exchange, impact of changes in future income tax rates, and earnings subject to tax different than the statutory rate.  During the current fiscal year, Aber recorded a future tax recovery of $17.0 million as a result of the decrease in Northwest Territories and federal corporate income tax rates and the elimination of federal surtax. The weakening of the Canadian dollar versus the US dollar from January 31, 2006 to January 31, 2007 resulted in an unrealized foreign exchange gain of $7.3 million on the revaluation of the Canadian dollar denominated future income tax liability.  This unrealized foreign exchange gain is not taxable for Canadian income tax purposes, which contributed to the decrease in the effective tax rate in the current fiscal year.

The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2027.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Year ended	Year ended
	January 31,	January 31,
	2007	2006

Statutory income tax rate	37%	40%
Large Corporations Tax	0%	1%
Stock compensation	1%	1%
Resource allowance	0%	(1)%
Northwest Territories mining royalty	9%	10%
Impact of foreign exchange	(3)%	2%
Impact of changes in future income tax rates	(12)%	0%
Earnings subject to tax different than statutory rate	(5)%	(5)%
Benefits of losses not previously recognized	0%	(2)%
Other items	(2)%	(1)%
Effective income tax rate	25%	45%

Interest and Financing Expenses

Interest and financing expenses of $21.2 million were incurred during the fiscal year compared to $14.9 million for the prior year. The increase in interest and financing expenses is due to a combination of higher debt levels at Harry Winston to finance increased inventory levels, an increased drawdown of Aber’s expanded credit facility related to the Harry Winston acquisition, and higher interest rates.

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Other Income

Other income of $5.1 million was recorded during the fiscal year compared to $4.3 million from the prior year. Other income includes interest earned on the Company’s various bank accounts net of a write-off on an investment.

Foreign Exchange Gain (Loss)

A foreign exchange gain of $8.8 million was recognized during the fiscal year compared with a loss of $11.3 million recognized during the prior year.  The gain primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company as the result of the weakening of the Canadian dollar against the US dollar at year end. Aber’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any derivative instruments outstanding.

Three Months Ended January 31, 2007 Compared to Three Months Ended January 31, 2006

Net Earnings

The fourth quarter earnings of $27.3 million or $0.47 per share represent an increase of $12.4 million or $0.21 per share as compared to the results from the fourth quarter of the prior year. The Company’s cash earnings per share for the fourth quarter was $0.77 compared to $0.66 in the fourth quarter of the prior year.

Revenue

Sales for the fourth quarter totalled $154.3 million, consisting of rough diamond sales of $81.0 million and sales from Harry Winston of $73.3 million. This compares to sales of $125.9 million in the comparable quarter of the prior year (rough diamond sales of $62.5 million and sales from Harry Winston of $63.4 million). The Company held three rough diamond sales in the fourth quarter compared to two in the comparable quarter of the prior year. Ongoing quarterly variations in revenues are inherent in Aber’s business, resulting from the seasonality of the mining and retail activities as well as from the variability of the rough diamond sales schedule.

Cost of Sales

The Company’s fourth quarter cost of sales was $78.6 million compared to $52.8 million for the comparable quarter of the prior year. The Company’s cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities. See “Segmented Analysis” on page 10 for additional information.

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Selling, General and Administrative Expenses

The principal components of SG&A expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs.  With the growth of the Company’s international selling activities and the underlying control infrastructure, along with the expansion of its retail salons, total SG&A expenses have increased marginally over the comparable period of the prior year.

SG&A expenses for the fourth quarter were $38.6 million as compared to $36.7 million for the comparable quarter of the prior year.

The increase of $1.9 million from the fourth quarter of the prior year included an increase of $2.5 million in advertising and selling expenses and an increase of $1.1 million in rent and building related expenses, primarily related to the Harry Winston growth strategy, an increase of $0.7 million in professional fees and an increase of $0.5 million in other expenses. The increases were partially offset by a decrease of $0.4 million in capital tax and a decrease of $0.3 million in salaries and benefits. The fourth quarter of fiscal 2006 included a specific provision against accounts receivable of $2.2 million. See “Segmented Analysis” on page 10 for additional information.

Income Taxes

Aber recorded a tax expense of $13.2 million during the fourth quarter compared to $10.5 million in the comparable quarter of the prior year. The Company’s effective income tax rate for the quarter, excluding Harry Winston, is 31%, which is based on a statutory income tax rate of 37% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact of foreign exchange, and earnings subject to tax different than the statutory rate, all as detailed in the table below.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar.  During the fourth quarter, as the Canadian dollar weakened against the US dollar, the Company recorded an unrealized foreign exchange gain of $10.2 million on the revaluation of the Canadian dollar denominated future income tax liability, which is not taxable for Canadian income tax purposes.

The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2027.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

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2007 FINANCIAL REPORT	PAGE 8

	Three months	Three months
	ended January 31,	ended January 31,
	2007	2006
Statutory income tax rate	37%	40%
Large Corporations Tax	0%	(1)%
Stock compensation	2%	3%
Northwest Territories mining royalty	10%	11%
Impact of foreign exchange	(11)%	3%
Earnings subject to tax different than statutory rate	(5)%	(5)%
Benefits of losses not previously recognized	0%	(10)%
Other items	0%	(4)%
Effective income tax rate	33%	37%

Interest and Financing Expenses

Interest and financing expenses of $6.4 million were incurred during the fourth quarter compared to $4.5 million during the comparable quarter of the prior year. The increase in interest and financing expenses is due to a combination of higher debt levels at Harry Winston to finance increased inventory levels, an increased drawdown of Aber’s expanded credit facility related to the Harry Winston acquisition, and higher interest rates.

Other Income (Expense)

Other expense of $0.1 million was recorded during the quarter compared to other income of $1.8 million in the comparable quarter of the prior year.  Other expense included a write-off of $0.9 million on an investment net of interest income on the Company’s various bank balances.

Foreign Exchange Gain (Loss)

A foreign exchange gain of $9.8 million was recognized during the quarter compared to a loss of $5.4 million in the comparable quarter of the prior year. The gain primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, which resulted from the weakening of the Canadian dollar against the US dollar at quarter end. Aber’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as to the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any derivative instruments outstanding.

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Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining
(expressed in thousands of United States dollars) (quarterly results are unaudited)

								Unaudited		Audited
	2007	2007	2007	2007	2006	2006	2006	2006	2007	2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total

Sales	$81,035	$90,754	$91,476	$69,308	$62,528	$112,243	$70,795	$68,507	$332,573	$314,073
Cost of sales	39,413	45,461	43,256	38,749	22,780	38,929	29,759	37,593	166,879	129,061
	41,622	45,293	48,220	30,559	39,748	73,314	41,036	30,914	165,694	185,012
Selling, general and administrative expenses	7,397	4,665	4,373	4,787	8,221	4,809	3,991	4,108	21,222	21,129
Earnings from operations	$34,225	$40,628	$43,847	$25,772	$31,527	$68,505	$37,045	$26,806	$144,472	$163,883

The mining segment includes the production and sale of rough diamonds.

Sales for the quarter totalled $81.0 million compared to $62.5 million in the comparable quarter of the prior year. The Company held three rough diamond sales in the fourth quarter compared to two in the comparable quarter of the prior year. Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter.

Cost of sales includes cash operating costs of $24.9 million, non-cash operating costs of $12.9 million and private production royalties of $1.6 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs, which consist of Aber’s cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

The fourth quarter gross margin was 51% compared to 64% in the comparable quarter of the prior year. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter.  Additionally, the current quarter was negatively impacted by higher costs incurred as a result of the early closure of the 2006 winter road.

SG&A expenses for the mining segment have decreased by $0.8 million from the comparable quarter of prior year.  The decrease in SG&A expenses resulted from a decrease of $0.6 million in salaries and benefits, primarily related to lower bonus remuneration and stock-based compensation costs, a decrease of $0.4 million in capital tax expense and a decrease of $0.3 million in other expenses, offset by an increase in professional fees of $0.3 million and an increase in building related expenses of $0.2 million.

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Retail
(expressed in thousands of United States dollars) (quarterly results are unaudited)

								Unaudited		Audited
	2007	2007	2007	2007	2006	2006	2006	2006	2007	2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total

Sales	$73,293	$54,478	$48,486	$49,963	$63,363	$41,269	$44,904	$41,625	$226,220	$191,161
Cost of sales	39,146	29,175	25,202	25,096	30,002	18,712	23,306	21,526	118,619	93,546
	34,147	25,303	23,284	24,867	33,361	22,557	21,598	20,099	107,601	97,615
Selling, general and administrative expenses	31,193	28,815	22,798	22,508	28,433	19,380	18,720	19,286	105,314	85,819
Earnings (loss) from operations	$2,954	$(3,512)	$486	$2,359	$4,928	$3,177	$2,878	$813	$2,287	$11,796

The retail segment includes sales from Harry Winston’s 13 salons, which are located in New York, Honolulu, Bal Harbour, Beverly Hills, Las Vegas, Dallas, Paris, London, Geneva, Tokyo (Ginza and Omotesando), Osaka and Taipei. Aber now owns 100% of Harry Winston after acquiring the remaining 47.17% on September 29, 2006.

Sales for the fourth quarter were $73.3 million compared to $63.4 million for the comparable quarter of the prior year. The 16% increase in Harry Winston sales relative to the same quarter of the prior year is primarily attributed to the opening of three new salons, being Omotesando, London and Dallas, an improved merchandising mix and the continued strength of the luxury goods sector.

Cost of sales for Harry Winston for the fourth quarter was $39.1 million compared to $30.0 million for the comparable quarter of the prior year. The gross margin percentage for the year was influenced by the sale of certain inventory that was on hand at the date of acquisition of Harry Winston by Aber and was sold at a lower margin than normal. Adjusting for the impact of this pre-acquisition inventory, gross margin as a percentage of sales for the fourth quarter would have been approximately 5% higher.

With the expansion of the new international salon activity consistent with the retail growth strategy, SG&A expenses increased to $31.2 million in the fourth quarter as compared to $28.4 million in the comparable quarter of the prior year. This increase was primarily due to an increase in advertising and selling expenses of $2.5 million, an increase in other expenses of $0.9 million, an increase in rent and building related expenses of $0.9 million, an increase in salaries and benefits of $0.4 million, and an increase in professional fees of $0.3 million. The fourth quarter of fiscal 2006 included a specific provision against accounts receivable of $2.2 million.

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Operational Update

Aber’s results of operations include results from its mining operations and results from Harry Winston.

Mining Segment

Annual production reached a record 9.8 million carats for the calendar year ended December 31, 2006. This represents an increase of 18% over the prior year and was due to operational efficiencies in both the mine and processing plant as well as higher grade ore throughput for part of the year. The increase in diamond production was achieved despite a shortened winter road shipping season in early 2006.

During the fourth calendar quarter of 2006, the Diavik Mine produced 2.50 million carats from 0.51 million tonnes of higher grade ore sourced from both the A-154 South (80%) and A-154 North (20%) kimberlite pipes.

Overburden removal from the A-418 open pit has commenced. Kimberlite production from this pit, originally scheduled for calendar year 2008, is now expected to begin in late 2007.

The feasibility study for the underground mining of the Diavik Mine orebodies is nearing completion. Mining tests using continuous mining equipment were successfully completed in A-418 while the production scale headings continued to advance to the A-154 South and North sections of the underground development. A separate decline to extract a bulk sample from the A-21 pipe has reached the kimberlite. The sample is expected to be mined and processed by mid-May.  This in turn is expected to allow the adoption of a new mine plan incorporating A-21 and the underground mining of the other pipes by July 2007.

The Diavik Mine continues to work with the Wek’eezhii Land and Water Board as part of the process leading to renewal of its water licence, currently expected by late summer 2007.

Aber’s 40% Share of Diavik Mine Production

	Three months	Three months	Twelve months	Twelve months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005

Diamonds recovered (000s carats)	997	732	3,931	3,309
Grade (carats/tonne)	4.91	3.68	4.21	3.72
Operating costs, cash ($millions)	26.1	20.8	97.2	76.6
Operating costs per carat, cash ($)	26	28	25	23

Cash operating costs for the three months ended December 31, 2006 of $26.1 million increased by $5.3 million from the comparable period of the prior year, of which approximately $4.9 million was attributable to an increase in costs due in part to the early closure of the 2006 winter road.

For the twelve months ended December 31, 2006, cash operating costs of $97.2 million increased by $20.6 million from the prior year, of which $16.2 million was attributed to an

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increase in costs due in part to the early closure of the 2006 winter road, with the balance largely attributable to the strengthening of the Canadian dollar against the US dollar during this period.

Retail Segment

Harry Winston once again performed well during the fourth quarter with robust revenue growth over the comparable quarter of the prior year and strong underlying gross margins. Strong holiday sales in traditional Harry Winston products as well as new collections introduced in the current year were both major contributors to the results.

For the fiscal year, Harry Winston met underlying targets, posting strong double-digit growth in sales and maintaining healthy gross margins.  Sales in Harry Winston’s core markets of the US and Far East continued to perform well, with the stores opened late in fiscal 2006 contributing to the strong results.

A refined marketing effort that focused more heavily on the traditional Harry Winston product mix and the exclusivity of the brand proved successful in attracting Harry Winston’s customers.  New salon openings in fiscal 2007 included London, Tokyo and Dallas. All new salons boasted Harry Winston’s new salon concept, launched with the renovated Beverly Hills store in fiscal 2006 and based on the designs of Thierry Despont.  The concept creates an elegant setting for Harry Winston jewelry and watches that provides a luxury-focused atmosphere for customers and reinforces Harry Winston’s exclusivity.

Liquidity and Capital Resources

Working Capital

Working capital decreased to $164.0 million at January 31, 2007 from $285.7 million at January 31, 2006.  As at January 31, 2007, Aber had unrestricted cash and cash equivalents of $54.2 million and contingency cash collateral and reserves of $51.4 million compared to $148.1 million and $14.3 million, respectively, at January 31, 2006. Included in unrestricted cash and cash equivalents at January 31, 2007 was $30.8 million held at the Diavik Mine compared to $10.5 million at January 31, 2006. On September 29, 2006, the Company acquired the remaining portion of Harry Winston for a purchase price of $157.2 million, of which $57.2 million was financed by cash from operations.

Cash Flow from Operations

For the year ended January 31, 2007, Aber generated $177.6 million in cash from operations, compared to $161.8 million in the prior year. Ongoing quarterly variations in revenues and operating cash flows are inherent in Aber’s business, resulting from the seasonality of the mining and retail activities as well as the rough diamond sales schedule. During the fiscal year, the Company purchased $53.8 million of inventory, increased accounts payable and accrued liabilities by $36.2 million, decreased prepaid expenses by $6.2 million and decreased accounts receivable by $1.1 million.

Financing Activities

During the current year, Aber amended its existing credit facility to include a new senior secured term loan of $100.0 million.  The entire amount of the new term loan was used to finance the acquisition of the remaining portion of Harry Winston.  During the fiscal year,

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the Company made mandatory repayments of $20.0 million on its $100.0 million senior secured term facility, $25.0 million on the $100.0 million new senior secured term loan used for the Harry Winston acquisition and $12.5 million on its $75.0 million senior secured revolving credit facility.  At January 31, 2007, the Company had $95.6 million outstanding on its senior secured term facilities and $62.5 million outstanding on its senior secured revolving credit facility.

As at January 31, 2007, Harry Winston had $114.8 million outstanding on its $154.0 million credit facilities, which is used to fund salon inventory and capital expenditure requirements. This represents an increase of $52.3 million from the amount outstanding at January 31, 2006.

At January 31, 2007, $18.4 million, $5.8 million and $5.6 million was drawn under the Company’s revolving financing facilities relating to its Belgian subsidiary, Aber International N.V., its Japanese subsidiary, Harry Winston Japan K.K., and its Israeli subsidiary, Aber Diamond Israel 2006 Ltd., respectively. At January 31, 2006, $4.8 million and $5.1 million was drawn under the Aber International N.V. and Harry Winston Japan K.K. facilities, respectively.

During the fiscal year, the Company made dividend payments of $58.3 million or $1.00 per share to its shareholders.

Investing Activities

In September, the Company acquired the remaining 47.17% of Harry Winston that it did not previously own from the minority shareholders for $157.2 million, of which $100.0 million was financed from a new senior secured term loan and $57.2 million was paid from cash on hand.

Included in deferred mineral property costs are purchases of $16.8 million during the fiscal year. The Company also purchased capital assets of $119.9 million, of which $100.3 million were purchased for the mining segment and $19.6 million for Harry Winston.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Mine, the Company is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. Aber’s currently estimated share of the capital expenditures, which are not reflected in the table below, including sustaining capital for the calendar years 2007 to 2011, is approximately $64.6 million at a budgeted Canadian exchange rate of $0.88.

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The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

Contractual Obligations

		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years

Long-term debt (a) (b)	$ 280,880	$ 95,434	$ 178,900	$ 1,143	$ 5,403
Environmental and participation agreements incremental commitments (c)	37,844	8,496	13,254	2,719	13,375
Operating lease obligations (d)	103,737	12,488	25,125	18,564	47,559
Capital lease obligations (e)	1,299	421	843	35	–
Total contractual obligations	$ 423,760	$ 116,839	$ 218,122	$ 22,462	$ 66,337

(a)          Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under both the original $100.0 million term facility and the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled repayment of the original term facility is over ten equal consecutive semi-annual installments of $10.0 million that commenced on June 15, 2004. The scheduled repayment of the new $100.0 million senior secured term loan that was used to finance the acquisition of the balance of Harry Winston is over four equal consecutive semi-annual installments of $25.0 million and commenced on December 15, 2006. The maximum amount permitted to be drawn under the senior secured revolving facility is reduced by $12.5 million semi-annually, commencing September 2006. The Company’s first mortgage on real property has scheduled principal payments of $0.1 million quarterly, and may be prepaid after 2009.

Harry Winston’s $130.0 million credit facility expires on March 31, 2008, with no scheduled repayments required before that date. On November 1, 2006, Harry Winston amended the credit agreement to provide for a temporary increase in the facility of $10.0 million. The additional facility expires on April 30, 2007. Also included in long-term debt of Harry Winston is a secured credit arrangement for $14.0 million. This credit facility is being used to finance the construction of a new watch factory in Geneva, Switzerland. The bank has a secured interest in the factory building.

(b)         Interest on long-term debt is calculated at various fixed and floating rates. On an annualized basis, interest payments are approximated to be $20.8 million.

(c)          The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Aber’s share as at January 31, 2007 was $44.0 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The letter of credit in the amount of $44.0 million satisfies that part of the respective contractual obligations included in the table above. The actual cash outlay for the Joint Venture’s

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obligations under these agreements is not anticipated to occur until later in the life of the Diavik Mine.

(d)         Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space. Harry Winston’s New York salon lease expires on December 17, 2010 with an option to renew.

(e)          Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston exhibit space.

Outlook

During the coming year the Diavik Mine is projected to deliver approximately 10 million carats of diamond production. Although most of this is expected to come from the A-154 South pipe, contributions are also expected from the A-154 North and A-418 pipes.

Normal winter weather conditions in early 2007, combined with operational improvements, have delivered the most productive winter road campaign to date.

Bulk sample results from the A-21 kimberlite pipe and results from underground testing of the A-154 South, A-154 North and A-418 kimberlite pipes are expected mid-year. These are currently expected to be incorporated into a revised mine plan and an updated mineral reserve and mineral resource statement by the third calendar quarter of 2007.

The planned rough diamond sales cycle in the upcoming year is expected to be two in the first quarter, three in the second, three in the third and two in the fourth.

Expansion of the salon network and the introduction of one-of-a-kind, high-end diamond jewelry remain at the core of Harry Winston’s strategy for the upcoming year. The relocation of the salon in Osaka, Japan to a flagship location, a new men’s jewelry and watch boutique in Tokyo as well as planned new salons in Chicago and Beijing, are expected to reinforce Harry Winston’s position in these important markets and support continued annual sales growth.

Current year gains in Harry Winston’s underlying gross margin are expected to be maintained as the Company continues to refine the product mix, to improve sourcing, purchasing and manufacturing, and to leverage the established infrastructure over a growing sales base.

Other Disclosures

Non-Canadian GAAP Performance Measures

References to “cash earnings” are earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization. Management believes that the inclusion of cash earnings enables investors to better understand the impact of certain non-cash items on Aber’s financial results and as such provides a useful supplemental measure in evaluating the performance of Aber. Cash earnings is not, however, a measure recognized by Canadian GAAP and does not have a standardized meaning under Canadian

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GAAP. Management cautions investors that cash earnings should not be construed as an alternative to earnings (as determined in accordance with Canadian GAAP) as an indicator of Aber’s performance, or cash flows from operating, investing and financing activities as a measure of the Company’s liquidity and cash flows. Aber’s method of calculating cash earnings may differ from the methods used by other companies. Therefore, cash earnings may not be comparable to similar measures presented by other companies. See below for a reconciliation of earnings to cash earnings.

Reconciliation of Earnings to Cash Earnings

(expressed in thousands of United States dollars, except per share amounts) (quarterly results are unaudited)

								Unaudited		Audited
	2007	2007	2007	2007	2006	2006	2006	2006	2007	2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Earnings	$27,294	$18,831	$34,265	$23,879	$14,909	$33,742	$19,020	$13,582	$104,269	$81,253

Non-cash income
tax (recovery)	9,932	9,057	5,016	(3,938)	10,412	31,264	12,788	5,320	20,067	59,784
Non-cash foreign
exchange loss (gain)	(10,220)	1,576	(1,943)	2,970	5,201	3,656	3,618	(1,896)	(7,617)	10,579
Depreciation and
amortization	17,999	19,441	17,926	13,362	7,697	16,662	17,472	13,685	68,728	55,516
Cash earnings	$45,005	$48,905	$55,264	$36,273	$38,219	$85,324	$52,898	$30,691	$185,447	$207,132
Cash earnings
per share	$0.77	$0.84	$0.95	$0.62	$0.66	$1.47	$0.91	$0.53	$3.18	$3.57

Related Parties

Transactions with related parties for the fiscal year include $1.8 million payable of rent (2006 - $1.7 million) relating to the New York salon, payable to a Harry Winston employee.

Disclosure Controls and Procedures

The Company has designed a system of disclosure controls and procedures to provide reasonable assurance that material information relating to Aber, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which Aber’s annual filings are being prepared. In designing and evaluating the disclosure controls and procedures, the management of Aber recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The management of Aber was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The result of the inherent limitations in all control systems means no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The management of Aber has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report. Based on that evaluation, management has concluded that these disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are effective to ensure that information required to be disclosed in reports that Aber will file or submit

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under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

Internal Control over Financial Reporting

The certifying officers of Aber have designed a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for Aber, including its consolidated subsidiaries.

Management has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of January 31, 2007.

Aber’s auditor, KPMG LLP (“Shareholders’ Auditor”), an independent registered public accounting firm, has issued an audit report on management’s assessment of Aber’s internal control over financial reporting. This audit report appears on page 3 of the audited annual financial statement.

Changes in Internal Control over Financial Reporting

During the fourth quarter of fiscal 2007 there were no changes in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of Canadian generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Aber’s financial results.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods.

The most significant estimates relate to the valuation of deferred mineral property costs and future site restoration costs. Management makes significant estimates related to the

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measurement of reclamation obligations and the timing of the related cash flows and future income tax liabilities. Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.

Actual results could differ materially from those estimates in the near term.

Deferred Mineral Property Costs and Mineral Reserves

Aber capitalizes all direct development and pre-production costs relating to mineral properties and amortizes such costs on a unit-of-production basis upon commencement of commercial production relating to the underlying property. Aber has determined that commercial production related to the Diavik Mine was achieved during the fiscal year ended January 31, 2004. Deferred mineral property costs are amortized based on estimated proven and probable reserves at the property.

On an ongoing basis, the Company evaluates deferred costs relating to each property to ensure that the estimated recoverable amount exceeds the carrying value. Based on the Diavik Mine’s latest projected open pit life from the mine plan and diamond prices from the Diavik Project feasibility study, there is no requirement to write down deferred mineral property costs.

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates can impact the evaluation of net recoverable deferred costs.

Future Site Restoration Costs

The Company has obligations for future site restoration costs. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company adopted Section 3110, “Accounting for Asset Retirement Obligations”, effective November 1, 2003 and as at January 31, 2006, estimates of all legal obligations at the Joint Venture level have been included in the consolidated financial statements of the Company. Processes to track and monitor these obligations are carried out at the Joint Venture level.

Income Tax

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences

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attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period during which the change in tax rates is considered to be substantively enacted.

Intangible Assets and Goodwill

Certain of the Company’s intangible assets are recorded at fair value upon acquisition and have an indefinite useful life. The Company assesses impairment of such intangible assets by determining whether the carrying value exceeds the fair value. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to earnings in the year in which such impairment is determined by management.

The goodwill recorded on the Company’s books is reviewed at least annually for impairment; however, if there is indication of impairment in goodwill during the year, an assessment at the time will be completed.

Risks and Uncertainties

Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions may be encountered in the drilling and removal of ore.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company’s profitability.

Joint Arrangement

Aber owns an undivided 40% interest in the assets, liabilities and expenses of the Diavik Mine and the Diavik group of mineral claims. The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI

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(60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company’s interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds

The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy or the occurrence of terrorist activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect Aber’s results of operations.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Aber’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue Aber will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The operation of the Diavik Mine and exploration on the Diavik property require licences and permits from the Canadian government. The Diavik Mine Type “A” Water Licence granted by the Mackenzie Valley Land and Water Board expires on August 31, 2007. While DDMI, which is also the operator of the Diavik Mine, anticipates being able to renew the licence, there can be no guarantee that Aber and/or DDMI will be able to obtain or maintain this or all other necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

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Regulatory and Environmental Risks

The operation of the Diavik Mine, exploration activities at the Diavik Project and the manufacturing of jewelry are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Mine.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and retail operations. To the extent that Aber or Harry Winston is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

Aber’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber’s operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

The Diavik Mine’s expected fuel needs are purchased annually in late winter and transported to the mine site by way of the winter road. These costs will increase if

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transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Mine currently has no hedges for its anticipated 2007 fuel consumption.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

Aber’s success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Expansion of the Existing Salon Network

A key component of the Company’s Harry Winston strategy is the expansion of its existing salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed through borrowings by Harry Winston. There can be no assurance that the expansion of Harry Winston’s salon network will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact Aber’s results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment

Aber, through its ownership of Harry Winston, is exposed to competition in the retail diamond market from other luxury goods, diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods, diamond and jewelry retailers is dependent upon a number of factors, including the ability of Harry Winston to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber’s results of operations will be adversely affected.

Recently Issued Accounting Standards

Accounting for Stock-Based Payment

On February 1, 2006, the Company adopted FASB Statement No. 123R (“FASB 123R”) which includes in its scope stock options, Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”). According to FASB 123R, the accounting for share-based payment arrangements are classified as either liability or equity. Equity-classified awards are measured at grant-date fair value and are not subsequently remeasured. Historically, the Company has measured the fair value of stock options granted at the date of grant using a

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Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded on a straight-line basis over the vesting period. Therefore, the adoption of FASB 123R has had a minimal impact on the financial statements of the Company.

Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Historically, the Company has remeasured its liability-classified awards to intrinsic value at each reporting period. The compensation cost for each period until settlement is based on the percentage of requisite service that has been rendered at the reporting date in fair value of the instrument for each reporting period. Therefore, the adoption of FASB 123R has had a minimal impact on the financial statements of the Company. The Company has adopted FASB 123R for US GAAP accounting purposes only.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans (“FASB 158”), which requires employers to fully recognize the obligations associated with single-employer defined benefit pension plans, retiree healthcare and other postretirement plans in their financial statements. Under past accounting standards, the funded status of an employer’s postretirement benefit plan (difference between the plan assets and obligations) was not always completely reported in the balance sheet. Past standards only required an employer to disclose the complete funded status of its plans in the notes to the financial statements.

FASB 158 requires an employer to:

a)              Recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for the plan’s underfunded status.

b)             Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, Employers’ Accounting for Pensions, or No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions.

c)              Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet.

d)             Disclose in the notes to financial statements additional information about certain effects of net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credit, and transition asset or obligation.

The requirement to recognize the funded status of a benefit plan and the disclosure requirement are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure the plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company has adopted FASB 158 for US GAAP reporting purposes only.

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2007 FINANCIAL REPORT	PAGE 24

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 addresses the multiple methods used to quantify financial statement misstatements and evaluate the accumulation of misstatements. SAB 108 requires registrants to evaluate prior period misstatements using both a balance sheet approach (“iron curtain method”) and an income statement approach (“rollover method”). SAB 108 is effective for interim and annual periods ending after November 15, 2006. SAB 108 allows a one-time transitional cumulative effect adjustment to retained earnings as of
February 1, 2006 for errors that were previously deemed not material, but would be material under the requirement of SAB 108. As required by SAB 108, the Company has re-evaluated prior period immaterial misstatements using both the iron curtain and rollover methods. Based upon the results of the evaluation, the Company did not identify any material errors or misstatements that were previously deemed not material under either method. The Company has adopted SAB 108 for Canadian and US GAAP reporting purposes.

Financial Instruments, Hedges and Comprehensive Income

The Canadian Institute of Chartered Accountants (“CICA”) has issued three new accounting standards on financial instruments, hedges and comprehensive income that will require investment securities and hedging derivatives to be accounted for at fair value. These standards are substantially harmonized with US GAAP and are effective for the Company for the fiscal year beginning on February 1, 2007. The principal impacts of the standards are detailed below.

a)              Other comprehensive income will be a new component of shareholders’ equity and a new statement entitled statement of comprehensive income will be added to the consolidated financial statements.

b)             Financial assets will be required to be classified as available for sale, held to maturity, trading, or loans and receivables.

c)              All derivatives must be recognized on the balance sheet at fair value, with changes in fair value recognized in earnings, unless they are part of a qualifying hedging relationship.

d)             For fair value hedges where a company is hedging changes in the fair value of assets, liabilities or firm commitments, the change in the fair value of derivatives and hedged items attributable to the hedged risk must be recorded in the consolidated statement of income.

e)              For cash flow hedges where a company is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions, the effective portion of the changes in the fair values of the derivative instruments must be recorded through other comprehensive income until the hedged items are recognized in the consolidated statement of income.

The Company is currently assessing the impact of these new standards on the financial statements.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 25

Accounting for Uncertainty in Income Taxes

In June 2006, FASB issued FIN 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The interpretation is effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is currently assessing the impact of this new standard on the financial statements.

Outstanding Share Information

As at January 31, 2007
Authorized	Unlimited
Issued and outstanding shares	58,360,755
Fully diluted (i)	59,279,430
Weighted average outstanding shares	58,257,449
Options outstanding	1,631,163

(i)    Fully diluted shares outstanding under the treasury stock method.

Additional Information

Additional information relating to the Company, including the Company’s most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.aber.ca.

ABER DIAMOND CORPORATION
2007 FINANCIAL REPORT	PAGE 26